Exhibit 99.1

Ellomay Capital Announces Publication of Prospectus for Public Offering of Nonconvertible Debentures
on the Tel Aviv Stock Exchange

The Debentures Receive ilA-/Stable Rating for an aggregate offering of up to NIS 120 million

Tel-Aviv, Israel, December 31, 2013 – Ellomay Capital Ltd. (NYSE MKT: ELLO; TASE: ELOM) (“Ellomay” or the “Company”), announced today that further to its announcement on December 16, 2013 of the filing of a confidential draft of a prospectus, the Company published a final prospectus (the “Prospectus”) for the offering (the “Offering”) of Series A Debentures (the “Debentures”) with the Israel Securities Authority and the Tel Aviv Stock Exchange (“TASE”). The Prospectus was filed after the Company received a permit from the Israel Securities Authority for the publication of the Prospectus and a preliminary approval from the TASE. The Offering and the listing of the Debentures on the TASE is subject to receipt of a listing approval by the TASE, which is dependent, among other things, on the fulfillment of the TASE’s conditions for public float and value and, should all conditions be met, is expected to be granted upon the publication of the complete terms of the offering. The completion of the Offering is also subject to the prevailing market conditions.

The Debentures offered are in an aggregate principal amount of NIS 120 million (approximately $34.4 million) and will bear interest at a fixed annual rate of 4.6%. The principal of the Debentures is repayable in ten equal annual installments commencing December 2014 and the interest is payable semiannually commencing June 2014 and through December 2023. A public tender will be held with respect to the price of each unit of Debentures, with principal amount of NIS 1,000 each, at a minimum price per unit of NIS 1,000. The principal amount of Debentures offered and the minimum unit price may be revised in accordance with the Israeli securities regulations and/or as described the Prospectus.

The indenture for the Debentures includes customary provisions and also includes the following: (i) a negative pledge such that the Company may not place a floating charge on all of its assets, subject to certain exceptions, and (ii) an obligation to pay additional interest for certain security rating decreases. The indenture for the Debentures further includes a number of customary causes for immediate repayment including the default of the Company in connection with certain financial covenants.

The Company intends to use the proceeds from the Offering for repayment of the Company’s indebtedness to Israel Discount Bank Ltd. in an approximate amount of Euro 13.5 million (approximately $18.6 million) and the remainder of the proceeds for its operations and for other general corporate purposes.

The Company will furnish the English portion of the Prospectus, which includes certain updated information regarding the Company and it’s subsidiaries, to the Securities and Exchange Commission under a Form 6-K.

The Company further announced today that Standard & Poors Maalot Ltd. assigned a rating of “ilA-/Stable” for the Debentures in an aggregate amount of up to NIS 120 million.

A security rating is not a recommendation to buy, sell or hold securities, it may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating.

The public offering described in this press release will be made in Israel only and not to U.S. persons. The Debentures, if offered, will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States without registration or applicable exemption from the registration requirements according to the U.S. Securities Act of 1933. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any debentures.

About Ellomay Capital

Ellomay is an Israeli public company whose shares are listed on the NYSE MKT stock exchange and on the Tel Aviv Stock Exchange, which focuses its business in the energy and infrastructure sectors worldwide and is chaired by Mr. Shlomo Nehama, former Chairman of Bank Hapoalim, and controlled by Mr. Nehama and Kanir Joint Investments (2005) Limited Partnership, which is controlled by Mr. Ran Fridrich and Mr. Hemi Raphael.

Ellomay’s main assets include twelve photovoltaic plants in Italy with an aggregate nominal capacity of approximately 22.6 MWp (six in the Puglia Region, four in the Marche Region and two in the Veneto Region), 85% ownership of a photovoltaic plant in Spain with a capacity of approximately 2.3 MWp, and 7.5% indirect holdings in Dorad (with an option to increase such holdings to 9.375%), Israel’s largest private power plant, which is in the final stages of construction and is expected to have an aggregate capacity of approximately 800MW (representing approximately 8% of Israel’s current electricity consumption).

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements including receipt of regulatory approvals and market conditions. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com